January 23, 2009

Via Facsimile and U.S. Mail

Stephen N. Joffe
The LCA-Vision Full Value Committee
9560 Montgomery Road
Cincinnati, OH 45236

>   **Re: LCA-Vision, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A filed January 16, 2009**
>   **Filed by The LCA-Vision Full Value Committee et al.**
>   **File No. 000-27610**

Dear Mr. Wolosky:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be

Preliminary Proxy Statement on Schedule 14A filed January 16, 2009
Filed by The LCA-Vision Full Value Committee et al.
SEC Comment Letter dated January 23, 2009
Page 2

supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- "Since the fourth quarter of 2006…the Company's U.S. market share has decreased from approximately 15% to just over 10%...," on page 9.

- "In light of the depth of our past experience, with the Company, in the laser correction industry generally, and in the other areas critical to rebuilding the Company, we are uniquely positioned to help turn LCA-Vision around."

- "In addition, in the most recent quarter ended September 2008, the Company's procedure volume declined 52% year-over-year, while the Company's largest public competitor was only down 31% and the last vision correction industry as a whole was down approximately 35%."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

2. Please clarify that the number of shares owned and percentage ownership of the Committee disclosed throughout the filing is provided as of the proposed mailing date and indicate whether the members of the Committee are entitled to express consent as to all of the shares owned. To the extent the shares beneficially owned and the number of shares entitled to express consent vary, provide appropriate disclosure.

3. We note that the participants own 11.4% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

4. In the interest of balanced disclosure, please consider revising your discussions regarding the impact of poison pills to discuss the potential advantages of such measures.

5. Please revise to fill-in the blanks on page 2 regarding notice and on page 27 regarding expenses.

Consent Statement, page 3

6. Please revise the sentence on page 3 beginning "According to LCA-Vision's public filings…" to include the number of shares of common stock outstanding as of the

Preliminary Proxy Statement on Schedule 14A filed January 16, 2009
Filed by The LCA-Vision Full Value Committee et al.
SEC Comment Letter dated January 23, 2009
Page 3

record date rather than October 31, 2008. If October 31, 2008 is the record date, please so state where necessary throughout the filing.

Proposal 2—The Removal Proposal, page 13

7. We note that you are providing stockholders with the opportunity to designate the names of any member of the board whom the stockholders do not want removed. Please revise to clarify the number of votes required for a director to be retained. Please also revise to address whether you plan to increase the number of board members if stockholders do not want to remove any directors or only certain directors and the ability to increase the board by stockholder written consent under the DGCL and the company's certificate of incorporation and bylaws.

8. We note that you seek to remove each member of the board without cause. Please revise to describe and quantify the financial consequences to the company of removing each member of the board.

Proposal 3—The Election Proposal, page 14

The Nominees, page 14

9. Disclose, if true, that Jason T. Mogel has served as a partner with Spears & Imes LLP since 2004, or, in the alternative, disclose Mr. Mogel's business experience from 2004 until he held such position.

10. Disclose, if true, that Edward J. VonderBrink became owner of VonderBrink Consulting LLC in 2004, or, in the alternative, disclose Mr. VonderBrink's business experience from 2004 until he held such position.

11. We note that on page 15 you state that if any of the nominees are unable or unwilling to serve as directors, the persons named on the consent card may designate such other nominee or nominees to be elected to the board. Please revise to address whether any advance notice provisions affect the current nominees' ability to designate other nominees. Further, we note that if there is not a reasonable period of time prior to the tallying of consents, the shares represented by the white proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these consents for the election of other unnamed nominees to be designated at a later date. Refer to Rule 14a-4(d) (1).

Preliminary Proxy Statement on Schedule 14A filed January 16, 2009
Filed by The LCA-Vision Full Value Committee et al.
SEC Comment Letter dated January 23, 2009
Page 4

Background of the Consent Solicitation, page 17

12. Please provide a description of the alleged "violations of the corporate practice of medicine" mentioned on page 17 during a meeting between the surgeons and the Committee.

Consent Procedures, page 26

13. We note your discussion of the ability of LCA's stockholders to act by written consent under the DGCL and the company's certificate of incorporation. In an appropriate location, please revise to address the ability to amend the bylaws, to remove each member of the board, and to elect or fill vacancies by members of the board by stockholder action as opposed to board action under the DGCL and the company's certificate of incorporation and bylaws.

Solicitation of Consents page 27

14. We note that consents may be solicited by "mail, facsimile, telephone, telegraph, Internet, in person and by advertisement." We remind you to file, on the date of first use, all written soliciting materials, including any scripts and presentations to be used in soliciting consents by personal interview, telephone, television or radio. All such materials should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A. Please confirm your understanding.

Additional Information Concerning the Participants, page 28

15. Disclose-that Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman do not directly beneficially own any shares of common stock of the company, as indicated in your recent Schedule 13D amendment, or advise us.

Information Concerning LCA-Vision, page 31

16. Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in this section.

White Consent Card

17. Please revise to identify Messrs. Joffee, Buckey, Mogel, Probst, Vonderbrink and Weisman as participants on the consent card. Refer to Rule 14a-4(a)(1).

Preliminary Proxy Statement on Schedule 14A filed January 16, 2009
Filed by The LCA-Vision Full Value Committee et al.
SEC Comment Letter dated January 23, 2009
Page 5

Soliciting Material Under Rule 14a-12 filed January 16, 2009

18. We note that the soliciting material filed on January 16, 2009 identified fewer participants than those who appear on the cover page of the preliminary Schedule 14A. Please ensure that all future soliciting materials identify all participants.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Preliminary Proxy Statement on Schedule 14A filed January 16, 2009
Filed by The LCA-Vision Full Value Committee et al.
SEC Comment Letter dated January 23, 2009
Page 6

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

cc: Steven Wolosky, Esq.
        Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, NY 10022